AGREEMENT

For the Sale of Natural Gas

This Agreement was signed on 29 December 2005 in Warsaw between:

FX Energy Poland Sp. z o.o. with its registered office in Warsaw, at ul. Chalubinskiego 8, 00-613 Warsaw, entered in the Companies Register of the National Court Register by the District Court in Warsaw, XIX Commercial Division of the National Court Register as KRS No. 0000052459 NIP 521-27-51-481, REGON 012659847,

hereinafter referred to as the “Seller” or a “Party”, represented by:

Mr. Zbigniew Tatys, member of the Management Board

and,

Mazowiecka Spólka Gazownictwa Sp. z o.o. with its registered seat at ul. Krucza 6/14, 00-537 Warsaw, entered into the National Court Register by the District Court in Warsaw XIX Commercial Division of the National Court Register as KRS No. 0000147419, NIP 527-23-26-936, REGON 017195708, hereinafter referred to as the “Purchaser” or a “Party”, represented by:

1. Mr. Michal Szubski – President of the Management Board

2. Mr. Kazimierz Nowak – Vice-President of the Management Board

RECITALS

Whereas:

A.           The Seller is authorised to sell gas produced from the Wilga Field, as holder of the mining and usufruct and joint concession No. 33/97/L covering exploration, appraisal and production of crude oil and natural gas within concession block no. 225, onshore Poland.

B.            The Purchaser is engaged in the business of trading, transmission and distribution of Gas to customers connected to the gas grid in Mazowieckie Voivodship and wishes to purchase all Gas produced from the Wilga Field.

C.            Pursuant to the Joint Operating Agreement with POGC, the Seller is entitled separately to take in kind and dispose of its share of Gas produced from the Wilga Field. Pursuant to the said agreement, the Seller’s percentage interest in the Gas produced from the Wilga Field equals to 81.82% (eighty one point eighty two per cent).

D.	The Purchaser wishes to purchase all gas that the Seller is able to deliver from the Wilga Field.

The Parties acting in their best faith and with reasonable diligence negotiated this Agreement and undertake to comply with its provisions.

I

GENERAL PROVISIONS AND DEFINITIONS

§ 1

1.1.

This Agreement governs the relationship between the Parties in connection with the sale of the Gas (as defined below) by the Seller to the Purchaser, including their rights and duties, their liability for non-compliance with the terms of this Agreement, as well as the technical conditions of delivery and acceptance of the Gas.

1.2	The following Appendix constitutes integral part of this Agreement:

Appendix No. 1 - Technical conditions of Gas delivery;

In case of any inconsistency between the main body of this Agreement and the Appendix, the provisions of the main body shall prevail.

§ 2

2.1	In this Agreement, and in any appendices or annexes thereto, the following capitalized terms shall have the following meanings:
1/	Contract Day - a period starting at 10:00 p.m. of any given calendar day and ending at 10:00 p.m. of the following calendar day;
2/	Business Day - any day other than Saturday, Sunday or another statutory holiday in Poland;
3/

Gas - a mix of hydrocarbons and non-flammable gaseous components including methane and nitrogen as main components, conforming to the parameters specified in §8 and in Appendix No. 1, or accepted by the Purchaser in spite of non-compliance with those parameters; for the avoidance of doubt, Gas shall not include any condensed or extracted liquid hydrocarbons that are liquid at the pressure of 101.325 kPa and at thermodynamic temperature of 273.15 K, and any residue gas remaining after the condensation or extraction of liquid hydrocarbons from such gas;

4/	Operating Committee - the committee established and empowered to make decisions regarding mining operations in the Block 255 pursuant to the Joint Operating Agreement;
5/

Contract Month - a period starting at 10:00 p.m. of the last day of the month directly preceding the given calendar month, and ending at 10:00 p.m. of the last day of the given calendar month, provided that the first Contract Month shall commence at 10:00 p.m. of the last day of the Commissioning Period and shall continue until the end of the same calendar month;

6/	Delivery Period - the period commencing on the Production Commencement Day and ending the Production Closure Day;
7/	Operator - the party appointed as the operator of Block 255 Wilga pursuant to the Joint Operating Agreement; upon execution of this Agreement, FX Energy Poland Sp. z o.o. is the Operator;
8/	Planned Maintenance Work - renovation, construction, maintenance and modernization work:
(a)	conducted by the Purchaser or OGP in the Gas Network, which affects the Purchaser’s ability to take the Gas at the Delivery Point;
(b)

conducted by the Operator or the Seller in the Delivery System, which affect the Seller’s ability to deliver the Gas to the Delivery Point (Seller’s Planned Maintenance Work shall include, without limitation, any periodical gas field tests);

9/	Block 255 - the area described in Appendix No. 1, within which the Gas will be produced from the Wilga Field pursuant to the Joint Operating Agreement;
10/	Delivery Point - the agreed valve at the exit from the Gas Station;
11/	Contract Year - a period starting at 10:00 p.m. of the last day of any calendar year and ending at 10:00 p.m. of the last day of the following calendar year, provided that:

(a)	the first Contract Year shall commence at 10:00 p.m. on the last day of the Commissioning Period and shall continue until 10:00 pm on last day of the same calendar year;
(b)	if this Agreement terminates on any day other than December 31, the last Contract Year shall end at 10:00 p.m. on the last day of effectiveness of the Agreement;
12/

Gas Station - the installations located at the mutually agreed location where the Delivery System connects to the Wronow-Rembelszczyzna 500 millimeter pipeline forming part of the Polish national transmission system operated by OGP, which installations include the Metering System, used to control, measure and distribute the stream of the Gas, together with any ancillary equipment, owned by the parties to the Joint Operating Agreement and operated by the Operator;

13/

Delivery System - installations used for the purposes of producing, processing, compressing, testing, measuring and delivering the Gas to the Delivery Point, including, without limitation, the Gas Station, described in Appendix No. 1;

14/

Gas Network – the network of gas pipelines together with compression facilities and ancillary equipment owned by the Purchaser, connected and working together, used for the distribution of the Gas purchased hereunder to the customers, together with the part of the Polish national transmission system operated by OGP used for transportation of Gas from the Delivery Point to that network;

15/

Metering System - gas meters and other metering devices, as well as the systems connecting these devices, described in Appendix No. 1, used to measure the quantity of the Gas delivered and taken at the Delivery Point, owned in accordance with the Joint Operating Agreement by the parties thereto;

16/	Agreement - this agreement, together with any future changes, modifications and supplements, which can be made in accordance herewith;
17/

Production Closure Day- means the Contract Day on which production from the Wilga Field is permanently ceased, as determined by the Operating Committee in accordance with the Joint Operating Agreement;

18/	OGP - means OGP Gas-System Sp. z o.o. or its successors as owners and/or operators of gas transmission pipelines;
19/	Wilga Field - means the gas field located in the vicinity of Wilga in Mazowieckie Voivodship in Poland owned jointly by the Seller and POGC, described in detail in Appendix No. 1;
20/	Delivery Commencement Day - the Contract Day on which the Seller delivers the Gas to the Delivery Point for the first time;
21/

Production Commencement Day - means the Contract Day, no later than 21 days following the Delivery Commencement Day, which is notified by the Seller to the Purchaser as the day on which regular deliveries of the Gas hereunder shall commence;

22/

Joint Operating Agreement - means the Joint Operating Agreement covering Block 255, dated 29 October 1999, between the Seller, Apache Poland Sp. z o.o, and POGC, as amended; current parties to that agreement are the Seller and POGC;

23/	Commissioning Period - means the period, no longer than 21 days, commencing on the Delivery Commencement Day and ending on the Contract Day immediately preceding the Production Commencement Day;
24/	Force Majeure - is defined in §18 below;
25/	Annual Contract Quantity (ACQ) - the maximum quantity of the Gas offered by the Seller to the Purchaser in the relevant Contract Year, specified in accordance with Section 5.2 below;
26/

Daily Contract Quantity (DCQ) - the maximum quantity of the Gas which the Purchaser can nominate for delivery hereunder in any Contract Day, calculated by dividing the ACQ by the number of days in which delivery of the Gas is planned in the relevant Contract Year (i.e. after deducting days of the Planned Maintenance Work);

27/	Daily Nominated Quantity (DNQ) - the quantity of the Gas nominated by the Purchaser for delivery in the given Contract Day in accordance with Section 6.1 below;
28/	Maximum Hourly Contract Quantity (MHCC) - the maximum hourly take of gas fuel, specified in Appendix No. 1;
29/	Outstanding Quantity (OQ) - the quantity of the Gas not taken by the Purchaser in breach of its take-or-pay obligations hereunder, calculated in accordance with Section 7.1 below;
30/	Minimum Annual Contract Quantity (MACQ) - the quantity of the Gas specified in accordance with Section 6.3 below;
31/

Affiliate - means with respect to a Party, any entity which directly or indirectly controls that Party, or is controlled by that Party, or which is directly or indirectly controlled by an entity which controls that Party. Control means:

(a)	the ownership of more than fifty (50) per cent of the voting rights in the general meeting of shareholders, or its equivalent, of another entity;
(b)	the power to direct the management and policies of another entity, whether through the ownership of voting securities, by contract or otherwise;
32/

Concession – means jointly a mining license together with any supplementing decision of the concession authority, and mining usufruct authorizing the commercial production of natural gas from the Wilga Field, held by the Seller or the Operator, including any extension or replacement thereof;

33/	Breach – means failure to perform or improper performance by a Party of one or more of its obligations hereunder;
34/

Normal Cubic Meter (Nm3) - means the amount of gas required to fill a space of one cubic metre with an absolute pressure of one hundred and one decimal three two five kilopascals (101.325 kPa) and at thermodynamic temperature of 273.15 K; unless expressly stated otherwise, all quantities of the Gas referred to herein or specified hereunder shall be expressed in Nm3.

35/	Annual Statement– is defined in §13 below;
36/	Monthly Statement– is defined in §13 below;
37/	Quality Specification – the chemical parameters of the Gas specified in Appendix No. 1;

38/	POGC - Polskie Górnictwo Naftowe i Gazownictwo Spólka Akcyjna with its seat in Warsaw
39/	Total Field Daily Nomination – is defined in Section 6.4 below.
2.2	All units of measurement used herein are units of the SI system in accordance with the Law on Measurements dated 11 May 2001 (Dz. U. of 2004 No. 243, Item 2441).

II

CONTRACT TERM, CONDITIONS PRECEDENT

AND COMMISSIONING PERIOD

§ 3

3.1

Pursuant to this Agreement, the Seller shall supply and sell the Gas and the Purchaser shall buy and take the delivery of the Gas, commencing on the Delivery Commencement Day until the Production Closure Day, provided that no obligations to supply or take the Gas shall continue following:

(a)	the termination of this Agreement in accordance with its terms; or
(b)	the expiration or termination of the Concession.
3.2	The Delivery Commencement Day shall not occur unless and until each of the following conditions precedent is fulfilled:
(a)

the Seller or the Operator, as applicable, obtains all permits and approvals from public authorities required to produce and sell the Gas hereunder, and all permits required to construct and operate the Delivery System;

(b)	the Seller or the Operator, as applicable, constructs and brings into operation the Delivery System; and
(c)	the Purchaser and OGP enter into a gas transmission agreement regarding transportation from Delivery Point to the Level-I gas stations operated by the Purchaser and supplying its distribution network.

The Seller shall use its best efforts to ensure that the conditions in letters (a) and (b) above are satisfied as soon as possible. The Seller shall promptly notify the Purchaser upon becoming aware that a condition, which it is required to satisfy, as provided above, has been satisfied or becomes incapable of being satisfied.

The Purchaser shall use its best efforts to ensure that the condition in letter (c) above is satisfied by 31 March 2006. The Purchaser shall promptly notify the Seller upon becoming aware that the condition, which it is required to satisfy, as provided above, has been satisfied or becomes incapable of being satisfied. If this condition is not fulfilled by that date, the Parties shall meet as soon as practicable thereafter to discuss the situation and agree as to the continuation of this Agreement.

3.3	If the Delivery Commencement Day does not occur by July 1, 2006 the Parties shall meet as soon as practicable thereafter to discuss the situation and agree as to the continuation of this Agreement.
3.4

In case of a Force Majeure occurring before the Delivery Commencement Day, the Delivery Commencement Day and the Production Commencement Day shall be deferred by a period equal to the duration of the Force Majeure event.

3.5	In case of a Force Majeure occurring during the Commissioning Period, the Production Commencement Day shall be deferred by a period equal to the duration of the Force Majeure event.
3.6

The Purchaser shall provide the Seller with a copy of the agreement with OGP as referred to in Section 3.2.(c), or another proof of such agreement being in place, immediately after the agreement is entered into.

§ 4

4.1

During the Commissioning Period, the Purchaser shall make reasonable efforts to take all the Gas offered by the Seller and the Parties shall cooperate and shall act diligently in order to ensure that the Seller delivers the Gas in such quantities as the Purchaser is technically capable of accepting.

4.2

During the Commissioning Period the Seller shall not be liable to the Purchaser for any failure to supply any specific quantities of the Gas, and the Purchaser shall not be liable for any failure to take any specific quantities of the Gas offered. All other provisions of this Agreement shall apply to the Gas delivered during the Commissioning Period.

III

QUANTITIES, PARTIES OBLIGATIONS

§ 5

5.1

The Seller offers to the Purchaser all of the Gas produced from the Wilga Field (other than any Gas used for operations under the Joint Operating Agreement, including re-injection for pressure maintenance, gas lifting and power generation) to which it is entitled.

5.2

The Seller shall (or, if the Seller is not the Operator, it shall make reasonable efforts to cause the Operator to) determine the maximum permitted lifting of gas from the Wilga Field in the forthcoming Contract Year in accordance with the applicable regulations, referred to in Section 22.1 (b) and attached hereto as Exhibit B to Appendix No. 1, and with good petroleum industry practices, no later than 30 days prior to the Production Commencement Day in the case of the first Contract Year, and no later than 4 months prior to the beginning of each subsequent Contract Year. As soon as practicable following that determination, but in any event no later than 20 days prior to the Production Commencement Day in the first Contract Year and no later than 3 months prior to the beginning of each subsequent Contract Year, the Seller shall notify the Purchaser in writing of the Annual Contract Quantity and the Daily Contract Quantity in the forthcoming Contract Year. The Annual Contract Quantity and the Daily Contract Quantity shall be calculated taking into account the Planned Maintenance Work.

§ 6

6.1	The Purchaser shall notify the Daily Nominated Quantities to the Seller in writing in accordance with the nomination procedures specified in Appendix No. 1.
6.2

The Seller shall make reasonable efforts to deliver all of the Gas ordered by the Purchaser, and Purchaser shall make reasonable efforts to take all of the Gas offered by the Seller, without prejudice to Section 6.3 below.

6.3

Subject to Section 7.1 below, in each Contract Year, the Purchaser shall take from the Seller at least the Minimum Annual Contract Quantity (MACQ) equal to 90% (ninety per cent) of the Annual Contract Quantity for that Contract Year provided that in any Contract Year shorter than 365 Contract Days the MACQ shall be decreased pro rata to the difference between 365 and the number of Contract Days in such a Contract Year.

6.4

Should the Purchaser purchase Gas from the Wilga Field from any party to the Joint Operating Agreement in addition to the Seller, the Purchaser shall issue field-wide nominations for its total requirements for the Gas from the Wilga Field in respect of any Contract Day (a “Total Field Daily Nomination”) and the nomination for the Seller for such Contract Day shall be calculated as a share of the applicable Total Field Daily Nomination in the proportion that the Seller’s participating interest share in the Joint Operating Agreement bears to the aggregate of all participating interest shares in the Joint Operating Agreement.

6.5

The share of the Seller in any and all under-deliveries, over-deliveries of Gas or deliveries of non-specification gas from the Wilga Field shall be determined in the same proportion as calculated for the Seller pursuant to and in accordance with Section 6.4 above.

IV

GUARANTEED TAKE

§ 7

7.1

The Purchaser shall be liable to the Seller for failure to fulfil its obligation under Section 6.3 above if in any Contract Year the amount of the Gas actually taken by the Purchaser is lower than the Minimum Annual Contract Quantity minus the sum of all quantities of the Gas during that Contract Year that:

(a)	were not delivered to the Purchaser as a result of rejection of non-conforming gas pursuant to Section 9.2; or
(b)	were not delivered to or taken by reason of Force Majeure affecting the Seller or the Purchaser;

and the resulting quantity of the Gas not taken in Breach of Section 6.3 shall constitute the Outstanding Quantity (OQ).

7.2

The Purchaser shall pay the Seller for the quantity of the Gas constituting the Outstanding Quantity an amount equal to 80% (eighty percent) of the Gas Price applicable to the Gas delivered on the last Contract Day of the Contract Year within which the failure referred to in Section 7.1 above took place.

7.3

The Seller shall issue a proper accounting document for the amount payable pursuant to Section 7.2 above within 3 (three) days after issuing the Annual Statement for the Contract Year and the said amount shall be payable within 21 (twenty one) calendar days after delivery of the document to the Purchaser.

7.4

Subject to Sections 21.3, 21.4 and 21.6, the Purchaser shall be entitled to take the Outstanding Quantity at any time until the Production Closure Day subject to the Purchaser first having taken during the Contract Year an amount of Gas at least equal to the applicable Minimum Annual Contract Quantity minus the sum of all quantities of Gas that were not delivered or taken during the Contract Year by reason of Force Majeure affecting the Seller or the Purchaser. Outstanding Quantities occurring in different Contract Years shall be taken by the Purchaser on a “first-in-first-out basis”.

7.5

Subject to Sections 21.3, 21.4 and 21.6, if the Purchaser does not take any portion of the Outstanding Quantities within the time stated in Section 7.4 above due to any reason other than non-performance or improper performance by the Seller of its obligations, then the Purchaser shall cease to have any rights or claims in respect thereof.

7.6

If the Purchaser takes any Outstanding Quantities in a Contract Year, then the Seller’s invoice for the Contract Month in which any part of the Outstanding Quantity is first taken, and invoices for the remaining Contract Months, if any, of that Contract Year, shall specify, among others:

(a)	the gross amount due which shall be the product of the entire quantity of the Gas actually taken during that Contract Month and the then applicable Gas Price;
(b)	the amount already paid by the Purchaser to the Seller in respect of the relevant portion of the Outstanding Quantity pursuant to Section 7.2 above;
(c)	the net amount payable by the Purchaser being the difference between the amount specified under letter (a) above and the amount specified under letter (b) above.

V

QUALITY OF GAS. NON-SPECIFICATION GAS

§ 8

8.1

The pressure of the Gas at the Delivery Point shall be no lower and no greater than the pressure required by OGP with respect to gas accepted for transmission. The nominal (minimum) gross calorific value of the Gas delivered shall be no lower than the minimum gross calorific value required by OGP with respect to gas accepted for transmission, unless the Parties agree otherwise.

8.2	The Gas delivered hereunder shall conform to the Quality Specification detailed in Appendix No. 1.

§ 9

9.1

If the gas supplied by the Seller at the Delivery Point does not conform to the Quality Specification or the parameters specified in Section 8.1 above (non-conforming gas), the Seller shall, or if the Seller is not the Operator, shall make reasonable efforts to cause the Operator to, notify the Purchaser thereof as soon as possible and shall provide the Purchaser with all known details regarding the quality of the non-conforming gas and the expected timing of the non-compliance. If the Seller fails to comply with this requirement, the Purchaser shall be entitled to claim reimbursement of fees paid by it to OGP for delivery of non-conforming gas to the grid during the period prior to the Purchaser becoming aware of the non-conformity, provided that the amount claimed may not exceed 50% of the price payable by the Purchaser for the same amount of Gas hereunder.

9.2	If the Purchaser becomes of aware of delivery of non-conforming gas it shall notify the Seller thereof as soon as possible.
9.3

The Purchaser shall have the right to reject the delivery of any gas non-conforming to the Quality Specification or the parameters specified in Section 8.1 above, and the quantity of gas so rejected by the Purchaser shall be deemed to constitute a quantity non-delivered. Any such rejection by the Purchaser shall be immediately notified by the Purchaser to the Seller in writing.

9.4

If the Purchaser, after being duly informed in accordance with Section 9.1 or having learnt about delivery of non-conforming Gas as referred to in Section 9.2, accepts gas which does not conform to the Quality Specification or the parameters specified in Section 8.1 above, such gas shall be considered to be Gas hereunder and the Purchaser shall not be entitled to any price reduction and the Purchaser shall not have any claims related to the quality of such Gas.

9.5

If the quality of the gas delivered continues to be non-conforming to the Quality Specification or the parameters specified in Section 8.1 above and is being rejected by the Purchaser for a period longer than 2 Contract Days, the Parties shall meet and negotiate in good faith to agree, as promptly as possible, on such necessary modifications to the Quality Specification and other provisions hereof as to allow the continued performance of this Agreement. If the Parties fail to reach an agreement regarding such modifications within thirty (30) days, either Party may terminate this Agreement by at least 14-day notice.

VI

DELIVERY POINT

§ 10

10.1	All the Gas shall be delivered by the Seller to, and taken by the Purchaser at, the Delivery Point.
10.2	At the Delivery Point:
(a)	the title to the Gas;
(b)	the benefits and burdens related to the title to the Gas;
(c)	the risk of loss or quality deterioration of the Gas;
(d)	all risks related to the physical and chemical properties of the Gas;

shall pass from the Seller to the Purchaser.

10.3

Appendix No. 1 includes a description and a chart showing the layout of the Delivery System including the Gas Station (with the Metering System) and the Delivery Point. Appendix No. 1 specifies the methods and procedures for taking measurements of the quantity, quality, temperature and pressure of the Gas delivered and taken. All issues related to the measurement of the quantity and pressure of the Gas which are not specifically addressed in Appendix No. 1 shall be governed by the company standards of POGC “MEASUREMENTS OF GASEOUS FUELS”, (4000 series), listed in Appendix No. 1 and attached thereto as Exhibit A.

10.4

The Purchaser shall have the right to be present, at its own expense, during the installation, reading, cleaning, replacement, fixing, inspection, examination, verification, calibration or regulation of the Metering System.

VII

MEASURING, DISPUTES REGARDING QUANTITY OR QUALITY

§ 11

11.1

The Seller shall, or if the Seller is not the Operator, shall make reasonable efforts to cause the Operator to, install the Metering System at the expense of the Seller and other parties to the Joint Operating Agreement and to maintain it in good working order and condition. The Seller shall, or if the Seller is not the Operator, shall make reasonable efforts to cause the Operator to, check the Metering System and verify its accuracy no less than once every three Calendar Months, or more frequently if required by the applicable regulations. The Seller shall, or if the Seller is not the Operator, shall make reasonable efforts to cause the Operator to, notify the Purchaser of any planned checks or verification at least 3 (three) days in advance.

11.2

If any component of the Metering System is found to be malfunctioning, the Seller shall, or if the Seller is not the Operator, shall make reasonable efforts to cause the Operator to, repair or replace that component as soon as possible, and the Monthly Statements covering the period since the previous checking and verification (and, if applicable, the relevant Annual Statement) shall be adjusted in accordance with the rules set forth in Appendix No. 1, as soon as possible.

11.3

Based on the adjusted Monthly Statement(s) and, if applicable, the Annual Statement, the Seller shall correct its invoices covering the relevant periods within 5 days of the adjustment, and any resulting differences in the amounts payable shall be the settled within 30 days of the adjustment. The differences shall be subject to statutory interest on the amounts overpaid or underpaid, in accordance with Article 359 of the Civil Code, from the due date of amounts invoiced incorrectly until reimbursement or payment of the amounts resulting from the adjustment, as appropriate.

11.4

Malfunction of the Metering System referred to in Section 11.2 above can only occur in a situation where inaccuracies in the reading of the metering equipment exceed the permitted margins specified in Appendix No. 1 or in Exhibit A thereto, or the equipment is out of service.

11.5

The Purchaser may request additional checks and verification of the accuracy of the Metering Equipment at any time. If the checks and verification do not reveal any malfunction that exceeds the permitted margins specified in Appendix No. 1 or in Exhibit A thereto, the Seller’s costs shall be paid by the Purchaser, otherwise, they shall be paid the Seller.

§ 12

12.1

In case of a dispute concerning the quantity or quality of the Gas delivered, the Parties shall immediately appoint an ad hoc panel consisting of an equal number of, but no more than two, representatives of each of the Purchaser and the Seller, which shall attempt to resolve the dispute.

12.2

If the panel is not appointed within 5 days or is unable to resolve the dispute within one (1) month from its appointment, then the dispute shall be resolved by an independent expert appointed jointly by the Parties. If the Parties fail to agree on the appointment of the expert within 5 days from either Party first proposing a candidate or candidates to the other, the expert shall be appointed by the Scientifical and Technical Association of Oil and Gas Engineers. The cost of the expert’s resolution shall be covered by the Parties in equal parts.

12.3

The Parties agree that the resolution by the expert pursuant to Section 12.2 above shall be final and binding and shall comply with it, save in case of manifest error or fraud. For the avoidance of doubt, resolution by the expert shall not constitute arbitration.

§ 13

13.1	Information concerning the quantity and quality parameters of the Gas sold shall be compiled in the form of statements covering:
(a)	every Contract Month (Monthly Statements); and
(b)	every Contract Year (Annual Statements).
13.2.

Monthly Statements shall be made by the Seller based on daily reports prepared according to the guidelines contained in Appendix No. 1, within two (2) Business Days after the end of the Contract Month in which the delivery occurred. Annual Statements shall be made by the Seller based on the data contained in the relevant Monthly Statements within five (5) Business Days after the end of the Contract Year in which the delivery occurred.

13.3    Monthly Statements shall include the following information:

(a)	the Daily Nominated Quantities for each Contract Day of the Contract Month;
(b)	the quantities of the Gas delivered by the Seller to the Purchaser for each Contract Day of the Contract Month;
(c)	the average gross calorific value of the Gas delivered during the Contract Month, calculated in accordance with Appendix No. 1;
(d)	the cumulative quantity of the Gas delivered by the Seller to the Purchaser during the Contract Year in which the Contract Month falls;
(e)	the portion (if any) of the Outstanding Quantity included in the quantity of the Gas delivered to the Purchaser in the Contract Month;
(f)	the quantities (if any) of the Gas not delivered or not taken during the Contract Month as a result of (separately for each reason):

- Force Majeure;

- Planned Maintenance Work;

- rejection of non-conforming gas pursuant to Section 9.2 above;

(g)	the Gas Price in respect of the Gas delivered in the Contract Month;
(h)	the balance (if any) of the Outstanding Quantity remaining at the end of the Contract Month;
(i)	details of any other charges that arise under this Agreement; and
(j)	the total amount payable by the Purchaser to the Seller.
13.4

Any Annual Statement shall include the information, as required in Section 13.3 above with respect to the Monthly Statements for the last Contract Month of the Contract Year, and shall in addition specify:

(a)	the Outstanding Quantity (if any) occurred for that Contract Year; and
(b)	the Gas Price payable for the Contract Year in respect of any Outstanding Quantity.
13.5

If the Purchaser disputes any quantity or amount, or any other piece of information stated in a Monthly Statement or Annual Statement, it shall notify the Seller, providing the details, within seven (7)] Business Days following the receipt thereof. In such an event, the Parties shall communicate immediately and shall attempt to resolve the dispute within three (3) Business Days.

13.6

If the Parties do not reach an agreement within the time specified in Section 13.5 above, any dispute concerning the quantity or quality of the Gas delivered shall be resolved by an independent expert in accordance with Section 12.2 above, and any other dispute shall be resolved in accordance with §24 below.

VIII

PRICE

§ 14

14.1	Subject to other provisions hereof, the Purchaser shall pay the Gas Price (PGU) for all the Gas delivered and taken.
14.2	Gas Price for Gas delivered to the Purchaser during a Contract Month shall be determined by the application of the following formula:
PGU	=	(86% x POGC Tariff) x	GCV
39.5MJ/Nm3

Where

GCV - average gross calorific value of the Gas delivered in the Contract Month, calculated in accordance with Appendix No. 1, expressed in MJ/Nm3

POGC Tariff = the gas fuel price applicable to high-methane gas sold to the class of customers which includes the Purchaser as per the POGC published tariff, in PLN per Nm3. Gas fuel price shall mean the fuel price alone, not including any use of grid (transmission) or administration (subscription) charges. Upon the execution of this Agreement the relevant reference gas is the GZ-50 gas having the gross calorific value of 39.5 MJ/Nm3, and the POGC Tariff equals 651.30 PLN/1000 Nm3 determined pursuant to and in accordance with the Gas Fuels Tariff No. 1/2003 as amended, including the amendment approved by the President of URE on 14 December 2005.

14.3

As long as POGC has a published gas tariff including price for the GZ-50 gas, the Gas Price shall be adjusted with any change of the POGC Tariff, as of the beginning of the Contract Month immediately following the effective date of any such change.

14.4

Should POGC cease to have a published tariff including price for the GZ-50 gas, or should the method of calculation of that tariff price materially change, the Parties shall meet immediately upon the request of either of them and shall negotiate in good faith a change in the Gas Price adjustment formula, so as to maintain the economic position of each Party unchanged and if they cannot reach an agreement within 30 days, either Party may refer the matter to resolution in accordance with §24

14.5

Numbers used in the calculation of the Gas Price shall be rounded up or down to the fifth (5) decimal place inclusive, and the resulting PGU values shall be rounded up or down to the second (2) decimal place. Numbers shall be rounded down if the digit subject to rounding is in the range between 0 and 5 inclusive, and shall be rounded up if the digit subject to rounding is in the range between 6 and 9.

14.6

The Gas Price and all other amounts stated herein are net of the VAT, excise, any similar tax or public charges. The Purchaser shall pay to the Seller (or to the relevant tax administration, if so required by the applicable regulations) all amounts due in respect of the VAT and any other taxes or public charges imposed with respect to the delivery and sale of the Gas hereunder.

14.7

Without prejudice to Section 14.6 above, the Seller shall pay and shall be responsible for the payment of all taxes or any other public charges imposed in respect of the recovery, production, processing, transportation, supply or sale of the Gas to the Delivery Point, and the Purchaser shall pay and shall be responsible for the payment of all taxes or any other public charges which are charged or imposed in respect of the Gas downstream of the Delivery Point.

14.8

If any Daily Nominated Quantity of Gas is in excess of the Daily Contract Quantity, the Purchaser shall pay for any quantities in excess of the DCQ, if delivered, at the prevailing Gas Price due hereunder, provided always that:

(a)	the Seller shall be under only a reasonable endeavours obligation to deliver such quantities of Gas;
(b)	the Seller shall not incur any liability, cost or charge to the Purchaser in respect of such quantities of Gas that are not delivered on any Contract Day; and
(c)	the Minimum Annual Contract Quantity shall not be reduced by the amount of any quantities of such Gas that are not delivered on any Contract Day.

IX

INVOICING AND PAYMENTS

§ 15

15.1

Invoices shall be issued within ten (10) Business Days after the end of each Contract Month based on the Monthly Statements, and taking into account any adjustments thereto which may have been agreed upon by the Parties.

15.2

The amounts due shall be paid by wire transfer from the bank account of the Purchaser to the bank account notified in writing by the Seller within 14 days following receipt of the original invoice by the Purchaser.

15.3	Each of the Parties represents to the other that it is a VAT payer.
15.4	The Purchaser authorizes the Seller to issue invoices without the Purchaser’s signature.

§ 16

16.1	Payment shall be deemed to be made on the date of crediting the bank account of the recipient.
16.2

If any of the Parties defaults in its payment obligations hereunder, it shall pay the other interest on the amount in default at a rate equal to the statutory rate established pursuant to Article 359 of the Polish Civil Code, calculated for each day of the default. If the statutory rate ceases to be published, the applicable rate shall be agreed upon by the Parties in an annex hereto. Interest for default shall be payable against an appropriate accounting document.

16.3

The Parties shall notify to each other of any changes in the description or the number of their respective bank accounts, and their notice shall specify both the former and the current account details. A Party which defaults in these obligations shall indemnify the other for all losses resulting from the default.

§ 17

17.1	Any complaints regarding invoices must be made in writing within ten (10) Business Days after receipt.
17.2

If the complaint refers to a manifest error (e.g. a mathematical error or manifestly exorbitant amount), then the Party receiving the invoice shall be authorized to calculate the correct amount and pay such correct amount only within the time specified in Section 15.2, provided that it gives the issuing Party, no later than on the date of payment, a written notice explaining its calculation. The latter Party shall issue a correction invoice, without any delay after agreeing the correct amount with the former.

17.3

If any Party disputes an invoice for reasons other than those stated in Section 17.2, it shall pay the undisputed amount, if any, within the time specified in Section 15.2 and shall undertake steps aimed at the resolution of the dispute in accordance with §12 or §24 hereof, depending on the nature of the dispute.

17.4

If a dispute arises out of any matter in this Chapter IX, the Purchaser shall have the right, at reasonable hours upon giving reasonable notice to examine the books, records and charts of the Seller to the extent necessary to verify the accuracy of any Monthly Statement or Annual Statement or any charge or computation made pursuant to any provisions of this Agreement. If any such examination by reveals any inaccuracy in any Monthly Statement or Annual Statement, the Seller shall adjust such statement promptly. Any examination of the books, records and charts of the Seller by the Purchaser shall be carried out at the sole cost and expense of the Purchaser unless such examination reveals any inaccuracy in any Monthly Statement or Annual Statement which results in a repayment by the Seller to the Purchaser of amounts in excess one (1) per cent of the total amount specified as being payable in the relevant statement, in which case the Seller shall also reimburse the Purchaser for its costs and expenses incurred in carrying out the examination.

17.5

Neither any complaint concerning an invoice other than with respect to an issue referred to in Section 17.2 above, nor the occurrence of any dispute referred to in Section 17.3 above, shall release a Party from its duty to timely pay any undisputed amounts due.

17.6	The provisions of this Chapter IX shall also apply, mutatis mutandis, to payment against, and complaints concerning, other accounting documents.

X

FORCE MAJEURE

§ 18

18.1

Force Majeure shall mean, subject to Section 18.2 below, any event or circumstance beyond the reasonable control of either Party which prevents the ability, in whole or in part, of a Party to fulfil any its obligation hereunder, provided that the Party affected could not, in spite of acting with reasonable professional diligence, either avoid or overcome the event or its consequences, and shall include, without limitation, the following events:

(a)	acts of God, lightning, earthquakes, fires, storms, droughts, floods,
(b)	laws, acts and conduct of any public authority (whether or not in fact legally valid);
(c)	strikes, lockouts, other industrial disputes or industrial actions
(d)	wars, civil and military disturbance, blockades, embargoes, acts of terrorism;
(e)	epidemics and quarantine;
(f)

the inability to obtain, or the suspension, termination, adverse modification, interruption, or inability to renew, any permit, license, certificate, authorisation, consent or approval of a public authority.

18.2	The following events or situations cannot be invoked as Force Majeure:
(a)	the lack of funds or any economic or financial reason, such as (without limitation) inability to make a profit or achieve a satisfactory rate of return, or changes in market conditions;
(b)	any act or omission of a third party contractor, unless caused by an event which would constitute Force Majeure hereunder.

18.3

If by reason of Force Majeure a Party is rendered unable wholly or in part to carry out its obligations under this Agreement, then the liability for Breach, as long as and to the extent that the obligations are affected by such Force Majeure, shall be excused.

18.4

The Party affected by Force Majeure shall immediately, no later than within three (3) Business Days provide the other with a written notice including the particulars of the Force Majeure, its impact on that Party’s performance of this Agreement and its expected duration. Both Parties shall cooperate to bring the Force Majeure circumstances to an end, or to minimize their effects.

18.5

The occurrence of a Force Majeure does not excuse the Purchaser taking any Gas in the period preceding the occurrence (except where the Parties are aware that the Force Majeure event is imminent and the acceptance of Gas in such circumstances would threaten to cause irreparable damage to a Party and carries a risk to public security) and shall not excuse payment for any Gas taken by the Purchaser in spite of the Force Majeure.

18.6

If an event or series of events (alone or in combination), of Force Majeure occur, and continue for a period in excess of one hundred and eighty (180) consecutive days, and the effect of such events is to reduce the ability of the Seller to deliver or the Purchaser to take the DCQ by more than fifty (50) per cent on average during that period, then the Seller and the Purchaser shall meet to agree on any amendments to the terms of this Agreement to enable them to perform the Agreement despite the existence of Force Majeure. If the Parties fail to agree within thirty (30) days of receipt of notification, then either Party may terminate this Agreement on not less than fourteen (14) days notice to the other.

XI

PLANNED MAINTENANCE WORK

§ 19

19.1

In any Contract Year each of the Parties shall be entitled to conduct the Planned Maintenance Work in accordance with a mutually agreed schedule provided that the aggregate duration of the Planned Maintenance Work of either Party shall not exceed 14 (fourteen) Contract Days in any Contract Year. If either Party expects to require a longer period that 14 Contract Days to perform Planned Maintenance in any Contract Year, it shall request the other to allow an extended period and the other Party shall not refuse its consent unreasonably.

19.2

The Parties undertake to make all efforts to coordinate the timing of their respective Planned Maintenance Work with each other and with the Operator and OGP, so that their Planned Maintenance Work is conducted on the same days to the extent possible. In any event, each Party shall notify the other of its Planned Maintenance Work schedule prior to the end of the preceding Contract Year.

19.3	In addition, the Parties shall inform each other in writing of the date of the commencement of any Planned Maintenance Work, no less than 14 (fourteen) calendar days in advance.
19.4	During the period of Planned Maintenance Work, each Party shall have the right to interrupt or decrease the delivery or take of the Gas, as necessary.

XII

TERMINATION

§ 20

20.1	The Agreement shall terminate:
(a)	on the Production Closure Day;

(b)

upon notice of either Party if the Concession expires or is terminated and is not replaced or its lack is not otherwise remedied within six months); provided that if the expiration or termination is due to either Party’s fault, that shall constitute a Breach and Sections 21.3 and 21.4 shall then apply; or

(c)	as specified in Sections 9.5, 18.6 and 21.2
20.2

Termination of the Agreement shall be without prejudice to any Party’s receivables, rights or remedies claims based hereon, and shall not affect any obligations which are expressly stated to survive termination.

§ 21

21.1	If any of the following circumstances occur:
(a)

a Party fails to pay to the other an amount due unless reasonably disputed and payable hereunder if the default continues for at least 60 days and the amount in default is at least equal to 10% of the relevant Annual Contract Quantity multiplied by the Gas Price applicable as of the first day of that Contract Year;

(b)	a Party becomes insolvent, or enters into arrangements with its creditors pursuant to the laws governing bankruptcy and composition proceedings, or enters into liquidation; or
(c)

the Seller sells any Gas from the Wilga Field to a third party without the Purchaser’s consent, provided that the Purchaser complies with its obligations hereunder and is not affected by Force Majeure;

the other Party may terminate this Agreement pursuant to Section 21.2 below.

21.2

The Party entitled to terminate the Agreement for reasons specified in Section 21.1 above, shall give the other a reasoned and properly documented written notice specifying the reasons and date of termination of the Agreement. The termination date cannot be earlier than 30 days after delivery of the notice to the other Party. The Party providing the other with a notice of termination shall be entitled to immediately suspend the delivery or take of the Gas, as applicable. During the notice period the Parties shall attempt to remedy the reasons and effects of the termination event. If these efforts are unsuccessful or if they cannot be successful for objective reasons, the Agreement shall terminate on the day specified in the notice, or on such other day as the Parties may agree.

21.3

In the event of termination prior to the Production Closure Day due to the Purchaser’s Breach, amounts payable by the Purchaser in respect of the Outstanding Quantities shall become payable as of the termination day, and the Purchaser shall have no right to take the Outstanding Quantities of the Gas pursuant to Section 7.4.

21.4

If termination occurs as a result of a Breach by the Seller, then the amounts paid by the Purchaser in respect of Outstanding Quantities shall be reimbursed to the Purchaser (subject to set off with liabilities hereunder which are due and payable as of the date of termination, if any). The above shall not apply to such amounts payable in relation to the Outstanding Quantities, in respect of which:

(a)

the Seller has offered to the Purchaser in-kind settlement in the form of delivery of natural gas complying with the Quality Specification, in the quantity equal to the ratio between any part of the amounts paid by the Purchaser in respect of the Outstanding Quantities which remains unsettled, and the Gas Price applicable hereunder on the last Contract Day preceding the termination; and

(b)	the Purchaser has accepted such offer, provided that the offer cannot be rejected unreasonably, and if it is rejected the first sentence of Section 21.4 shall apply; and
(c)	the delivery of such gas takes place within twelve months following the termination.
21.5

If the Agreement is terminated by the Purchaser due to reasons specified in Section 21.1(c), the Purchaser shall be entitled to liquidated damages in an amount equal to the Annual Contract Quantity for the Contract Year in which the termination occurs multiplied by the Gas Price applicable on the first day of the same Contract Year, in addition to the Purchaser’s other rights pursuant to Section 21.4.

21.6	If termination prior to the Production Closure Day occurs as a result of an event which does not constitute a Breach, then the Seller may, at its own election:
(a)

reimburse to the Purchaser the amounts paid by the Purchaser in respect of Outstanding Quantities (subject to set off with liabilities hereunder which are due and payable as of the date of termination, if any), within eighteen months following termination of this Agreement; or

(b)

deliver to the Purchaser Gas from the Wilga Field or another natural gas complying with the Quality Specification, in the quantity equal to the ratio between any part of the amounts paid by the Purchaser in respect of the Outstanding Quantities which remains unsettled, and the Gas Price applicable hereunder on the last Contract Day preceding the termination, according to a delivery schedule agreed upon by the Parties, or, failing such agreement, within eighteen months following the termination (provided that the Purchaser may refuse to take the gas only if it is technically unable to do so, and if it refuses, Section 21.6(a) shall apply.

Without prejudice to Section 21.6 (a) and (b), the Seller’s obligations in relation to Outstanding Quantities specified in this Section 21.6 shall expire on the Production Closure Day.

XIII

FINAL PROVISIONS

§ 22

22.1	In addition to the Agreement, relationships between the Seller and the Purchaser shall be governed by:
(a)	The Geological and Mining Law of 4 February 1994 (Dz. U. No. 27, Item 96, as amended);
(b)

The Ordinance of the Minister of the Economy dated 28 June 2002 concerning health and safety at work, operations management and specialised fire protection in mining establishments extracting minerals through wells (Dz.U. No. 109, Item 961);

(c)	The Ordinance of the Minister of the Economy dated 11 August 2000 concerning inspections conducted by energy enterprises (Dz. U. No. 75, Item 866);
(d)	The Civil Code dated 23 April 1964 (Dz. U. No. 16, Item 93, as amended);
(e)	The Law on Measurements of 11 May 2001 (Dz. U. of 2004 No. 243, Item 2441);
22.2

Should any individual provisions of this Agreement become void by operation of law, the validity of the other provisions of the Agreement shall not be affected thereby. The Parties undertake negotiate in good faith to replace the void provisions with new ones, to preserve the economic objectives of the Agreement and the original intent of the Parties.

22.3

The Parties acknowledge that the Delivery System shall be owned and operated under the Joint Operating Agreement. Wherever this Agreement obliges the Seller to undertake any action or incur any expenses with respect the Metering System or any other component of the Delivery System, it is understood that the action is to be undertaken and the expense incurred by all parties to the Joint Operating Agreement in accordance with their interests therein, and the Seller as party to the Joint Operating Agreement shall be liable to the Purchaser for failure to procure the necessary steps to be undertaken and the expenses incurred.

§ 23

23.1	Unless this Agreement specifically states otherwise, each Party shall be liable to the other for failure to act with due care in performing its obligations.
23.2

If no liquidated damages are prescribed herein with respect to a given Breach and liability for such Breach is not excluded by the provisions hereof (whether regarding Force Majeure or otherwise), or by applicable law, the Party injured can claim compensation for documented damages resulting directly from such Breach, excluding loss of profit (lucrum cessans). In any event, the aggregate liability of either Party in respect of any such Breach (other than a default of any express payment obligations) occurring in any Contract Year shall be limited to 50% of the relevant Annual Contract Quantity multiplied by the Gas Price applicable as of the first day of that Contract Year. For the avoidance of doubt, the limitation specified in the preceding sentence shall not apply to Seller’s obligations under Sections 21.4, 21.5 and 21.6.

§ 24

24.1

The Parties shall attempt resolve all disputes arising out of or in connection with this Agreement by direct negotiations. If the Parties do not resolve the dispute within three (3) months from the delivery of either Party’s invitation to negotiations to the other, the dispute shall be resolved by arbitration under the UNCITRAL Arbitration Rules then in force upon notice by any Party to the other Party.

24.2

The arbitral tribunal shall consist of three arbitrators. Each Party to the dispute shall appoint one arbitrator. The two arbitrators appointed by the Parties shall by agreement appoint the third arbitrator. In default of an agreement within fourteen (14) days one Party to the dispute may require the appointment of the third arbitrator, in which case the third arbitrator shall be appointed by the President of the Polish Arbitration Association (Prezes Polskiego Stowarzyszenia Sadownictwa Polubownego).

24.3

The venue of arbitration proceedings shall be Warsaw. The decision of the arbitral tribunal, and, in the case of difference among the arbitrators the decision of the majority, shall be final and binding upon the Parties to the dispute.

24.4	Without prejudice to Sections 17.2 and 17.3, the existence of any dispute shall not excuse either Party’s performance of its obligations hereunder.
24.5	The provisions of this §24 shall survive the termination of this Agreement.
24.6	If the Parties agree on any interpretation of this Agreement, such an interpretation shall become binding thereon upon its signature by all Parties.

§ 25

25.1	Any transfer to a third party of the rights and obligations arising hereunder without the consent of the other Party shall be null and void, unless permitted under the provisions below.
25.2	Any monetary receivables accruing hereunder shall be freely assignable.

25.3

Either Party shall be entitled, without the prior consent of the other, to assign, pledge or establish another security interest in all or any of their rights, interests, benefits and obligations under this Agreement to a bank or another financial institution to secure the payment of any indebtedness incurred or to be incurred.

25.4

The Seller may transfer its rights and obligations hereunder to an Affiliate or any other party which becomes the assignee of its interest in the Joint Operating Agreement in accordance with the terms thereof, pro rata to the interest in the Joint Operating Agreement so assigned, if such transferee is, in the reasonable opinion of the Purchaser, capable of meeting the obligations of the Seller under this Agreement, together with any other obligations such transferee may have.

25.5

The Purchaser may transfer its rights and obligations hereunder to an Affiliate or any other party, if such transferee is, in the reasonable opinion of the Seller, capable of meeting the obligations of the Purchaser under this Agreement, together with any other obligations such transferee may have.

25.6

The Party transferring its rights and obligations shall be not be released from its obligations under the Agreement unless and until the transferee takes over (subject always to the other Party consent, which shall not be unreasonably withheld), by way of a written instrument, all obligations arising under this Agreement in relation to the other Party.

§ 26

Each Party shall, and shall cause its and its Affiliates~~’~~ directors, officers, employees and agents (jointly called below “Representatives”) to keep in strict confidence all information and data furnished or obtained pursuant to this Agreement, including the terms and conditions of this Agreement, except as and to the extent that the other Party consents in writing to the disclosure of such data, information or terms. The above shall not apply to data or information:

(a)

which, at the time of its disclosure, is in the public domain as evidenced by printed publication or otherwise except through breach of this confidentiality obligation by fault of any Party or its respective Representatives;

(b)

which is required to be produced by law (including any law applicable to an Affiliate of any Party) or by the order of any public authority issued pursuant to the law, or the rules of any official regulated securities market on which the shares or other securities of a Party or any Affiliate of a Party are listed;

(c)

which is obtained by a Party from a third party who is lawfully in possession of such information or data and not subject to any contractual or fiduciary relationship which would preclude its disclosure;

(d)

required by a bank or other financial institution (and its employees, agents and consultants) that is providing, or proposing to provide, finance to the Party wishing to disclose such information, provided that the bank or financial institution has entered into a written agreement with the disclosing Party agreeing to keep such information secret and confidential;

(e)

disclosed to consultants, lawyers and other advisers of the Party provided that such consultants have entered into a written undertaking with the disclosing Party agreeing to keep the information disclosed to it confidential or are bound by confidentiality obligations pursuant to the laws governing their profession; and

(f)

disclosed to bona fide potential assignees or transferees of a Party’s rights or obligations under this Agreement or its interest under the Joint Operating Agreement, provided that such potential assignees or transferees have entered into a written undertaking with the disclosing Party to keep the information disclosed to it confidential.

The provisions of this § 26 shall survive for a period of five (5) years after the termination of this Agreement.

§ 27

27.1

Except as otherwise specifically provided, all notices authorized or required between the Parties by any of the provisions of this Agreement, shall be in writing, in Polish , and delivered in person or by registered mail or by courier service or by any electronic means of transmitting written communications which provides written confirmation of completed transmission. The originating notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for that Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. Any communications shall be delivered to the following addresses of the Parties (or such other address as the Party concerned may communicate to the other in accordance herewith):

Purchaser:	Mazowiecka Spó³ka Gazownictwa Sp. z o.o.
ul. Krucza 6/14
00-537 Warsaw, Poland
Attention: Micha³ Szubski – President of the Management Board
Phone: +48 22 594 39 46
Fax: +48 22 594 37 46

Seller:	FX Energy Poland Sp. z o.o.
Ul. Cha³ubiÑskiego 8
00-613 Warsaw
Poland
Attention: Zbigniew Tatys, Country Manager
Phone: +48 22 6306633
Fax: +48 22 6306632

Each time with copy to:
FX Energy, Inc.
3006 Highland Drive # 206
Salt Lake City
Utah 84106
USA
Attention: Clay Newton
Phone: +1 801 486 5555
Fax: +1 801 486 5575

27.2	Any amendment to the provisions of this Agreement must be in the form of a written annex or shall otherwise be null and void.
27.3	This Agreement constitutes the full understanding between the Parties and supersedes all their prior negotiations, correspondence or agreements regarding the sale of gas from the Wilga Field.

27.4

This Agreement is executed in Polish and English, in two identical counterparts of each language versions, one for each of the Parties. In case of any discrepancies between the two language versions, the Polish version shall prevail.

27.5

The Parties agree to make best efforts to agree on the contents of Appendix No. 1 by 30 April 2006. Appendix No. 1, when agreed upon and signed, shall constitute and integral part of this Agreement provided that any amendment thereto shall not constitute an amendment to the Agreement. Should the Parties fail to reach an agreement and execute Appendix No. 1 by the said date, they shall meet as soon as practicable thereafter to discuss the situation and agree as to the continuation of this Agreement.

SELLER	PURCHASER
FX Energy Poland Sp. z o.o.	Mazowiecka Spó³ka Gazownictwa Sp. z o.o.
/s/	/s/

APPENDIX NO. 1

TECHNICAL CONDITIONS OF GAS DELIVERY

Should cover the following matters:

1. Definition of Block 255

2. Definition of the Wilga Field

3. 5-year schedule of expected gas deliveries, and chemical and physical parameters of gas fuel

4. Description and chart of the Delivery System including the Gas Station and the Delivery Point

5. Methods and procedures for measuring quantity and quality (including pressure and temperature) of Gas delivered

6. Rules for adjustment of Monthly Statements/Annual Statement in case of malfunction of Metering System

7. Guidelines for preparation of daily reports constituting basis for Monthly and Annual Protocols

8. Gas quantity nomination procedures

9. Calculation of monthly average gross calorific value of the Gas

10. Principles of setting the Maximum Hourly Contract Quantity (MHCC).

Exhibit A: POGC Company standards: Measuring of Gaseous Fuels, Series 4000.

Exhibit B: Ordinance of the Minister of the Economy dated 28 June 2002 concerning health and safety at work, operations management and specialised fire protection in mining establishments extracting minerals through wells (Dz.U. No. 109, Item 961)